UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KINNATE BIOPHARMA INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

49705R105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R105	13G

1.	NAMES OF REPORTING PERSONS Vida Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,747,074 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,747,074 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,747,074 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vida Ventures (as defined in Item 2(a) below). VV Manager (as defined in Item 2(a) below) is the managing member Vida Ventures and may be deemed to have voting, investment and dispositive power with respect to these securities. Arjun Goyal, Fred Cohen, Arie Belldegrun, Leonard Potter and Stefan Vitorovic are the managing directors of VV Manager and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 43,327,219 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated December 2, 2020 and filed with the Securities and Exchange Commission on December 3, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

CUSIP No. 49705R105	13G

1.	NAMES OF REPORTING PERSONS VV Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,747,074 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,747,074 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,747,074 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vida Ventures. VV Manager is the managing member Vida Ventures and may be deemed to have voting, investment and dispositive power with respect to these securities. Arjun Goyal, Fred Cohen, Arie Belldegrun, Leonard Potter and Stefan Vitorovic are the managing directors of VV Manager and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 43,327,219 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 49705R105	13G

Item 1(a).	Name of Issuer:

Kinnate Biopharma Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11975 El Camino Real, Suite 101

San Diego, CA 92130

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Vida Ventures, LLC (“Vida Ventures”) and VV Manager, LLC (“VV Manager” and together with Vida Ventures, the “Reporting Entities”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Entity is c/o Vida Ventures 40 Broad Street, Suite 201, Boston, MA 02109.

Item 2(c).	Citizenship:

Each of Vida Ventures and VV Manager is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

49705R105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Entity and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Entity and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

CUSIP No. 49705R105	13G

See Row 5 of the cover page for each Reporting Entity and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Entity and the corresponding footnotes.*

*	Each of the Reporting Entity disclaims beneficial ownership as to such securities, except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited liability company agreements of each of Vida Ventures and VV Manager, the members and managing directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a member or managing director.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 49705R105	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

VIDA VENTURES, LLC		VV MANAGER, LLC

By:	VV Manager, LLC

By:	/s/ Arjun Goyal	By:	/s/ Arjun Goyal
Name:	Arjun Goyal	Name:	Arjun Goyal
Title:	Managing Director	Title:	Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 12, 2021

VIDA VENTURES, LLC		VV MANAGER, LLC

By:	VV Manager, LLC

By:	/s/ Arjun Goyal	By:	/s/ Arjun Goyal
Name:	Arjun Goyal	Name:	Arjun Goyal
Title:	Managing Director	Title:	Managing Partner